SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             AremisSoft Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   040036-10-6
                                 (CUSIP Number)


                             LK Global (Holdings) NV
                              123 Strovolos Avenue
                                 2092 Strovolos
                                Nicosia, Cyprus
                        Attn: Dr. Lycourgos K. Kyprianou
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 8, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            040026-10-6

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON                              LK GLOBAL (HOLDINGS) NV

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      a  |_|
   N/A                                                                    b  |_|
--------------------------------------------------------------------------------

3. SEC USE ONLY


--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

   WC and BK
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              |_|


--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the Netherlands
--------------------------------------------------------------------------------

                                             7.   SOLE VOTING POWER

            NUMBER OF                                   0
             SHARES                          -----------------------------------
          BENEFICIALLY
              OWNED                          8.   SHARED VOTING POWER
             BY EACH
            REPORTING                                   6,533,630
           PERSON WITH                      ------------------------------------

                                             9.   SOLE DISPOSITIVE POWER

                                                        3,493,630
                                            ------------------------------------

                                            10.   SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,533,630
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               43.18%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.            040026-10-6

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                          DR. LYCOURGOS K. KYPRIANOU

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     a  |_|
    N/A                                                                   b  |_|

--------------------------------------------------------------------------------

3.  SEC USE ONLY


--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

    WC and BK
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                             |_|


--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CYPRUS
--------------------------------------------------------------------------------

                                               7.   SOLE VOTING POWER

            NUMBER OF                                    0
             SHARES                            ---------------------------------
          BENEFICIALLY
              OWNED                            8.   SHARED VOTING POWER
             BY EACH
            REPORTING                                   6,533,630
           PERSON WITH                         ---------------------------------

                                               9.   SOLE DISPOSITIVE POWER

                                                        3,493,630
                                               ---------------------------------
                                               10.  SHARED DISPOSITIVE POWER

                                                        0

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,533,630
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.18%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to the voting Common Stock, $.001 par value, of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address of the Issuer's (AremisSoft's) principal executive offices is 123 Strovolos Avenue, 2092 Strovolos, Nicosia, Cyprus.

Item 2.  Identity and Background.

     The person filing this statement and the person enumerated in Instruction C of Schedule 13D, its place of organization, directors, executive officers and controlling person, is as follows:

     LK Global (Holdings) NV is a corporation organized under the laws of the Netherlands. Dr. Lycourgos K. Kyprianou is the sole director, officer and stockholder of LK Global (Holdings). The principal business address and principal office of LK Global (Holdings) is 123 Strovolos Avenue, 2092 Strovolos, Nicosia, Cyprus. The principal business of LK Global (Holdings) is managing Dr. Kyprianou's investments. Dr. Kyprianou is also the Chief Executive Officer and Chairman of the Board of AremisSoft.

     Neither LK Global (Holdings) nor Dr. Kyprianou have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On October 8, 1999, Info-quest SA, a Greek corporation ("Info-quest) completed its acquisition of an aggregate of 3,040,000 shares of the voting Common Stock of AremisSoft. The funds for the acquisitions were from Info-quest's working capital and from bank loans made by NATIONAL BANK OF GREECE S.A., EFG EUROBANK S.A. and ERGOBANK S.A. The acquisitions included the purchase of 1,600,000 shares from AremisSoft at a purchase price of $11.00 per share for a total cash consideration of $17,600,000. Simultaneously with the acquisition of shares from AremisSoft, Info-quest acquired an additional 1,200,000 shares from LK Global (Holdings) at a purchase price of $11.00 per share for a total cash consideration of $13,200,000. In market purchases from September 7, 1999 to September 21, 1999, Info-quest acquired an aggregate of 240,000 shares for total cash consideration of $3,197,167.93. These purchases included 3,000 shares at $12.50 per share, 25,000 shares at $13.6193 per share, 27,000 shares at $13.9236 per share,  15,000 shares at $13.5833,  25,000 shares at $13.22 per share, 6,200 shares at $12.5927 per share, 16,000 shares at $13.4434 per share, 5,500 shares at $13.4716 per share, 75,000 shares at $13.0673 per share, 5,000 shares at $13.25 per share, 19,300 shares at $13.2293 per share and 18,000 shares at $13.3396 per share. The acquisitions from AremisSoft and LK Global (Holdings) NV each closed three (3) days after termination of the waiting period under the Hart Scott Rodino Act, which occurred on October 5, 1999. As a result of a voting agreement entered into at the time of the transaction with Info-quest, described in Item 6 below, LK Global (Holdings) and Dr. Kyprianou may be deemed to be the beneficial owner of the shares held by Info-quest.

Item 4. Purpose of the Transactions.

     Info-quest acquired the 3,040,000 shares of AremisSoft Common Stock and entered into the voting agreement with LK Global (Holdings) for investment purposes.

          a. LK Global (Holdings), subject to and depending upon availability at prices deemed favorable by LK Global (Holdings) may purchase additional shares of AremisSoft's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Affiliates of LK Global (Holdings), or others, may, from time to time, purchase additional shares. Further, while it is not the present intention of LK Global (Holdings) to do so, it reserves the right to dispose of the shares of Common Stock held by it in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

          b. Other than the appointment of additional directors to AremisSoft's Board of Directors, pursuant to the acquisition described herein and the voting agreement described in Item 6 below, LK Global (Holdings) has no other current plans or proposals which relate to or would result in any of the following:

               (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AremisSoft or any of its subsidiaries;

               (ii) A sale  or  transfer  of a  material  amount  of  assets  of
                    AremisSoft or any of its subsidiaries;

               (iii)Any change in the present  board of directors or  management of AremisSoft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (iv) Any  material  change  in  the  present   capitalization  or
                    dividend policy of AremisSoft;

               (v) Any other material change in AremisSoft's business or corporate structure;

               (vi) Changes  in  AremisSoft's  charter,  bylaws  or  instruments corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person;

               (vii)Causing a class of  securities  of AremisSoft to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (viii) A  class  of  equity  securities  of  AremisSoft  becoming
                      eligible  for   termination  of  registration  pursuant to
                      Section 12(g)(4)  of the Act;  or

               (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     As a result of the voting agreement entered into with Info-quest and described in Item 6 below, LK Global (Holdings) and Dr. Kyprianou may be deemed to be the beneficial owner of the AremisSoft shares held by Info-quest and Info-quest may be deemed to be the beneficial owner of the shares held by LK Global (Holdings). LK Global (Holdings) now holds 3,493,631 shares, representing approximately 23.09% of AremisSoft's issued and outstanding shares of Common Stock. Info-quest now holds 3,040,000 shares of AremisSoft Common Stock, representing approximately 20.09% of AremisSoft's issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the transaction with Info-quest, LK Global (Holdings) entered into a voting agreement wherein LK Global (Holdings) and Info-quest agree to vote all of the AremisSoft shares owned by them for a slate of directors, seven of which are nominated by AremisSoft and three of which are nominated by Info-quest, for a total of ten directors. Pursuant to the voting agreement, both parties shall also agree on the voting of their shares on all other matters. If LK Global (Holdings) and Info-quest cannot agree on the voting of their shares for any particular matter, neither of the parties will vote their shares on such matter. In the agreement with LK Global (Holdings), Info-quest was given a right of first refusal on any sales LK Global (Holdings) may make on the same terms and conditions as that offered to bona fide third party purchasers. In the agreement with AremisSoft, Info-quest was given a contractual pre-emptive right to participate in any new issuance of securities by AremisSoft in an amount sufficient to maintain their percentage ownership prior to the issuance on the same terms and conditions, including price, as the new issuance of securities.

Item 7. Materials to be Filed as Exhibits.

A copy of the stock purchase agreement entered into between Info-quest and AremisSoft is attached hereto as Exhibit A.

A copy of the stock purchase agreement entered into with Info-quest is attached hereto as Exhibit B.

A copy of the voting agreement entered into with Info-quest is attached hereto as Exhibit C.

///

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


                                           LK Global (Holdings) NV,
                                           a Netherlands corporation


Dated:      October 14, 1999
                                           -------------------------------------
                                           Dr. Lycourgos K. Kyprianou,
                                           Managing Director




Dated:      October 14, 1999               -------------------------------------
                                           Dr. Lycourgos K. Kyprianou,
                                           an individual

  STOCK PURCHASE AGREEMENT

                                     BETWEEN

                             AREMISSOFT CORPORATION
                             A Delaware corporation

                                       AND

                                  INFO-QUEST SA
                               A Greek corporation

               1,600,000 SHARES OF COMMON STOCK, PAR VALUE, $0.001





















                               September 10, 1999

                                   Exhibit A

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of September 10, 1999, is made and entered into by and between AremisSoft Corporation, a Delaware corporation (the "Company") on the one hand and Info-quest SA,a corporation organized under the laws of Greece (the "Purchaser") on the other hand. Reference to dollars in this Agreement shall mean United States dollars.

                               W I T N E S S E T H

     WHEREAS, the Company desires to sell shares of its Common Stock, par value .001 per share (the "Common Stock") to Purchaser who is an "accredited investor"
as that term is defined in Rule 501(a) of Regulation D, promulgated by the United States Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act") upon the terms and conditions contained herein; and

     WHEREAS, the Purchaser desires to purchase Common Stock upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, for and in consideration of the premises and the mutual representations, warranties, covenants, and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                1.      PURCHASES

        1.1 Purchase of AremisSoft Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Purchaser, one million six hundred thousand (1,600,000) shares of Common Stock (the "Common Stock").

        1.2  Consideration.    In  consideration of the purchase in Section 1.1,
the Purchaser hereby agrees to pay to the Company seventeen million six hundred thousand dollars ($17,600,000), or $11.00 per share (the "Consideration").

        1.3 Transfer of Funds. Within eight (8) business days from the date of execution of this Agreement, the Consideration provided for in Section 1.2 above should be delivered into the escrow established pursuant to Section 1.6 of this Agreement via wire transfer to an account and pursuant to wire transfer instructions to be provided by the Escrow Agent appointed by the parties pursuant to Section 1.6 below.

       1.4. Transfer of the Common Stock. Within eight (8) business days from the date of execution of this Agreement, the Company shall deliver into the escrow established pursuant to Section 1.6 of this Agreement stock certificate(s) evidencing one million six hundred thousand (1,600,000) shares of AremisSoft Common Stock issued in the name of the Purchaser or in a different manner as the Purchaser shall determine and instruct Company in writing.

       1.5. Conditions to the Closing. The purchase of the Common Stock shall be completed at a Closing on the Closing Date as provided for in Section 1.6 of this Agreement when all of the following conditions have been satisfied:

              1.5.1. The Consideration provided for in Section 1.2 of this Agreement has been received into the escrow, via wire transfer, as provided for in Section 1.3 of this Agreement.

              1.5.2. The Common Stock have been delivered into the escrow as provided for in Section 1.4 of this Agreement.

              1.5.3. The waiting period under the Hart-Scott-Rodino Act codified at Section 7A of the Clayton Act has expired.

              1.5.4. Any other regulatory approvals required to be obtained prior to the Closing have been obtained by the Parties.

              1.5.5. The simultaneous closing of the Stock Purchase Agreement between Purchaser and LK Global (Holdings) NV of even date herewith.

        1.6. The Closing; Closing Date. The Closing Date shall occur three (3) days after all of the conditions set forth in Section 1.5 of this Agreement have been satisfied (the "Closing Date"). The Closing shall occur at the offices of Bartel Eng Linn & Schroder, 300 Capitol Mall, Suite 1100, Sacramento, CA, 95814, or at such other time and place mutually agreed upon by the Parties. The parties agree to execute a separate escrow agreement between the parties and an Escrow Agent mutually acceptable to the Parties setting forth the duties and responsibilities  of the escrow,  a form of which is attached  hereto as Exhibit
"A".

        1.7. Deliveries at the Closing. Upon the terms and conditions set forth in this Agreement, at the Closing and on the Closing Date, the Escrow Agent shall make the following deliveries, provided that all of the conditions set forth in Section 1.5 of this Agreement have been satisfied:

               (a) Deliveries to the Company at the Closing. At the Closing, the Escrow Agent shall deliver to the Company, via wire transfer pursuant to instructions provided to the Escrow Agent prior to the Closing, seventeen million six hundred thousand dollars ($17,600,000) in immediately available funds; and

               (b) Deliveries the Purchaser at the Closing. At the Closing, the Escrow Agent shall deliver to the Purchaser the stock certificate(s) evidencing one million six hundred thousand (1,600,000) shares of AremisSoft Common Stock issued in the name of the Purchaser or in a different manner as the Purchaser shall have determined and instructed the Company in writing prior to the Closing and a check or wire transfer representing all interest accrued on the Consideration during the escrow period less the amount of $22,500 representing one half of the Federal Trade Commission filing fee to be reimbursed to the Company.

     2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Purchaser that on the date hereof and on the Closing Date:

     2.1 Due Organization; Good Standing and Corporate Power.The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted, and to own, lease and operate any properties related to such business, except where the failure to have such power and authority would not individually or in the aggregate have a Material Adverse Effect (as defined below). For purposes of this Agreement, a "Material Adverse Effect" shall mean an event that could reasonably be expected to have a material adverse effect on the business of the Company, or on its results of operations, properties or financial condition; including, but not limited to, any event which reasonably could be expected to result in a potential liability to the Company either individually or in the aggregate in excess of ten percent (10%) of its current assets as reflected on the Company's audited financial statements for the period ended December 31, 1998.

     2.2  Capitalization and Voting Rights.

          2.2.1 On the Closing Date, the authorized capital stock of the Company will consist of 85,000,000 shares of Common Stock, of which 13,530,051 shares shall be issued and outstanding, before the issuance of the Common Stock, and 15,000,000 shares of Preferred Stock, par value .001 per share, of which no shares are issued and outstanding. All of such issued and outstanding shares of Common Stock will be validly issued, fully paid and the holders thereof will not be entitled to any preemptive or other similar rights. The rights, privileges, preferences and restrictions of the Common Stock and Preferred Stock are as stated in the Company's Articles of Incorporation.

      2.3  Authorization.

          2.3.1 All corporate action on the part of the Company, its officers, directors and stockholders necessary for the execution and delivery of this Purchase Agreement and the sale and issuance of the Common Stock pursuant hereto and the performance of the Company's obligations hereunder has been, or will be, taken prior to the Closing Date.

          2.3.2 The Common Stock when issued and delivered for the consideration expressed and in compliance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer under this Agreement and under applicable federal and state securities laws.

     2.4 No Conflict; No Consents or Approvals Required. The Company is not in violation or default of any provision of its articles of incorporation or bylaws or in violation or default under any judgment, order, writ or decree or agreement to which it is a party or by which it is bound, or, to the best of its knowledge, of any provision of any federal or state statute, rule or regulation of any country applicable to the Company which violation or default, or violations and defaults in the aggregate, would have a Material Adverse Effect. Neither the execution and delivery of this
Agreement by the Company, nor the consummation by the Company of the transactions contemplated therein will:

         2.4.1 conflict with or violate any provision of th Certificate of Incorporation or Bylaws of the Company;

         2.4.2 conflict with or violate any law, rule, regulation, ordinance, order, writ, injunction, judgment or decree applicable to the Company or by which it or any of its properties or assets are bound or affected; or

         2.4.3 conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, cancellation, suspension, revocation, impairment, forfeiture or nonrenewal of, or result in the creation of any lien, charge or encumbrance on any of the properties or assets of the Company pursuant to any of the terms, conditions or provisions of, any material note, bond, mortgage, indenture, deed of trust, lease, permit, license, franchise, authorization, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its respective properties or assets are bound or affected.

         2.5 Disclosure. The Company has provided the Purchaser with copies of the Company's final prospectus, dated April 22, 1999 (hereinafter the "Prospectus"), relating to the Company's initial public offering of 3,300,000 shares of common stock, and the Company's SEC Form 10-Q for the quarter ended June 30, 1999 (hereinafter the "Form 10-Q") as disclosure documents relating to the Company's business and financial condition. Neither this Agreement, the exhibits and schedules hereto, nor any other written statements or certificates made or delivered by the Company to the Purchaser in connection herewith including, but not limited to, the Company's Prospectus and Form 10-Q, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein and therein not misleading.

          2.6 Offering. Assuming the accuracy of the representations set forth in Section 3 hereof, the offer, sale and issuance of the Common Stock to the Purchaser on the Closing Date as contemplated by this Agreement are exempt from the registration requirements of the Securities Act.

          2.7 Binding Effect. This Agreement and all other agreements and instruments contemplated hereunder, constitute a valid and binding agreement of the Company, enforceable in accordance with its respective terms subject to applicable bankruptcy, insolvency, and other laws affecting the enforcement of creditors' rights generally.

          2.8 Financial Authorization. The consolidated balance sheet of the Company as of December 31, 1998 (the "1998 Balance Sheet") and related consolidated statement of operations, changes in stockholders' equity and cash flows for the fiscal year then ended, reported on by Pannell Kerr Forster, included in the Company's Prospectus, fairly present, in conformity with generally accepted accounting principles, the consolidated financial position of the Company as of such date and results of operations and cash flows for such fiscal year.

          2.9 Intellectual Property. The Company has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted without, to the knowledge of the Company, any conflict with or infringement of the rights of others. The Company has not received any communications alleging that it has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company, or that would conflict with the Company's business as proposed to be conducted.

     3    REPRESENTATIONS AND WARRANTIES OF PURCHASER

        The Purchaser represents and warrants that on the date hereof and on the Closing Date:

        3.1 Authorization. All action on the part of the Purchaser, and its officers, directors and stockholders, necessary for the purchase of the Common Stock pursuant hereto and the performance of the Purchaser's obligations hereunder has been taken.

        3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon such Purchase's representation to the Company, which by the Purchaser's execution of this Agreement the Purchaser hereby confirms, that the Common Stock to be purchased by the Purchaser are being acquired for investment purposes for the Purchaser's own account and not with a view to the resale or distribution of any part thereof except in accordance with applicable federal and state securities laws.

        3.3 Reliance Upon Purchaser's Representations. The Purchaser understands that the Common Stock has not been registered under the Securities Act on the grounds that the transactions contemplated by this Agreement and the issuance of the Common Stock hereunder are exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and Regulation D promulgated thereunder, and that the Company's reliance on such exemption is predicated on the Purchaser's representations set forth herein.

         3.4 Receipt of Information. The Purchaser has received all the information, including, but not limited to, the Company's Prospectus and Form 10-Q, as well as all other information it considers necessary or appropriate for deciding whether to purchase the Common Stock. The Purchaser further represents that it has had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Common Stock hereby, and the business, properties, prospects, and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to the Purchaser or to which the Purchaser has access.

         3.5 Investment Experience. The Purchaser represents that it is experienced in evaluating and investing in securities of companies in the software and information technology industry space and acknowledges that it is able to fend for itself, can bear the economic risk of the investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Common Stock. The Purchaser further represents that it has not been organized solely for the purpose of acquiring the Common Stock.

         3.6 Accredited Investor. The Purchaser represents and warrants that it is an "accredited investor" as that term is defined in SEC Rule 501(a) of Regulation D, 17 C.F.R.
230.501(a).

         3.7 Resales under SEC Rule 144. The Purchaser understands that the Common Stock issued, or to be issued, hereunder may not be sold in the United States or to a U.S. person, without registration under the Securities Act or an exemption therefrom. Furthermore, the Purchaser understands that the Purchaser will be deemed an "affiliate" under SEC Rule 144, 17 C.F.R. 230.144 ("Rule 144"), and that all resales of the Common Stock must be made in compliance with Rule 144.

         3.8 Restrictive Legend. Each certificate representing the Common Stock shall (unless otherwise permitted or unless the securities evidenced by such certificate shall have been registered under the Securities Act) be stamped or otherwise imprinted with a legend in a form substantially as follows (in addition to any legend required under applicable state securities laws):

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED TO SALE, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT RELATING TO THE SECURITIES WHICH IS EFFECTIVE UNDER THE SECURITIES ACT, (ii) RULE 144 PROMULGATED UNDER THE SECURITIES ACT OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE."

     4.   ADDITIONAL COVENANTS BY THE PARTIES

         4.1 Board Representation. Upon the Purchaser's acquisition of an aggregate of fifteen percent (15%) of the Company's issued and outstanding shares of voting common stock, the Company shall increase the size of its Board of Directors to nine (9) and shall appoint two (2) directors nominated by the Purchaser. Thereafter, for so long as the Purchaser owns fifteen percent (15%) or more up to twenty percent (20%) of the Company's issued and outstanding shares of voting common stock, the Company shall include in its slate of director nominees the two (2) directors nominated by the Purchaser at the Company's annual meeting of stockholders. Upon the Purchaser's acquisition of an aggregate of twenty percent (20%) of the Company's issued and outstanding shares of voting common stock, the Company shall increase the size of its Board of Directors to ten (10) and shall appoint another director for a total of three (3) directors nominated by the Purchaser. Thereafter, for so long as the Purchaser owns twenty percent (20%) or more of the Company's issued and outstanding shares of voting common stock, the Company shall include in its slate of director nominees the three (3) directors nominated by the Purchaser at the Company's annual meeting of stockholders. Thereafter, in the event that the number of directors is changed, the Purchaser shall be entitled to nominate thirty percent (30%) of the directors rounded to the nearest whole number, provided however, if the Purchaser owns less than twenty (20%) but more than fifteen percent (15%), then the number of directors Purchaser may nominate shall be reduced to twenty two percent (22%) of the directors rounded to the nearest whole number. However, in the event that Purchaser owns less than fifteen percent (15%) but more than ten percent (10%), then the number of directors Purchaser is entitled to nominate shall be reduced to ten percent (10%) of the number of directors rounded to the nearest whole number. Finally, if Purchaser owns less than ten percent (10%) of the Company's issued and outstanding shares, then the Purchaser shall not be entitled to nominate any director.

        4.2 Standstill Agreement. Purchaser agrees that from and after the date of this Agreement (the "Standstill Period"),the Purchaser will not, nor will it permit any of its Affiliates to, from or after the date such person becomes an Affiliate, without the prior approval of a majority vote (a "Requisite Board Vote") of the directors who are not the directors nominated by the Purchaser pursuant to this Agreement or otherwise Affiliates of the Purchaser (the "Disinterested Directors") do any of the following:

          4.2.1 acquire, or offer to acquire, whether by purchase, gift, or by joining a partnership or other group (as defined in SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), any shares of the Company's voting Common or Preferred Stock (the "Voting Stock"), securities convertible into, exchangeable for, or exercisable for Voting Stock, which would result in the Purchaser beneficially owning more than fifty percent (50%) of the Company's voting stock as defined by SEC Rule 13d-3; or

         4.2.2 (i) solicit, initiate or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1)); call, or in any way participate in a call for, any special meeting of stockholders of the Company (or take any action with respect to acting by written consent of the stockholders); request, or take any action to obtain or retain any list of holders of any securities of the Company; initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, one or more stockholder proposals relating to the Company's Voting Stock; (ii) deposit any Voting Stock in a voting trust or subject them to any voting agreement or arrangements, except as provided for herein; (iii) form, join, or in any way participate in a group with respect to any shares of Voting Stock, or any securities the ownership thereof would make the owner a beneficial owner of Voting Stock; (iv) otherwise act to control or influence the Company or the management, the Disinterested Directors, policies or affairs of the Company (other than solely by and through directors nominated by the purchaser pursuant to this Agreement); (v) to disclose any intent, purpose, plan or proposal with respect to this Agreement or the Company, its Affiliates or the board of directors, management, policies, or affairs or securities or assets of the Company or its Affiliates that is inconsistent with this Agreement, including any intent, purpose, plan or proposal that is conditioned upon, or that would require the Company or any of its Affiliates to make public disclosure relating to any such intent, purpose, plan, proposal or condition; or (vi) assist, advise, encourage or act in concert with any person with respect to, or seek to do, any of the foregoing.

         4.3 Regulatory Compliance. The Parties agree to cooperate one with the other in the preparation and filing of all required regulatory filings including, but not limited to, the filing by Purchaser of a Schedule 13D and Form 3 with the SEC and any notice filings with the Federal Trade Commission under Section 7A of the Clayton Act.

         4.4 Press Releases and Publicity. The parties agree not to issue any press release or otherwise disclose the existence of this agreement or any proposed business relationship between the parties without the prior written consent of the other party unless such disclosure is required by U.S. Federal Securities laws or the rules of the NASDAQ Stock Market. The consent of the other party to a proposal for public disclosure shall not be unreasonably withheld.

         4.5 NASDAQ Listing. The Company agrees that it will not voluntarily remove from listing on the NASDAQ Stock Market the Company's common stock, unless it is to transfer such listing to another public securities market or stock exchange in the United States. In addition, the Company agrees not to voluntarily undertake any action which would result in the removal of the shares from listing on the NASDAQ Stock Market.

        4.6 Preemptive Rights. Purchaser shall have the right to acquire from the Company an amount of any newly issued equity securities or convertible debt securities which the Company may issue, from time to time, sufficient in quantity to maintain Purchaser's percentage equity ownership immediately before the issuance of the newly issued equity or convertible debt securities giving effect to the conversion of any convertible debt or preferred stock ("Preemptive Rights). The exercise of the Preemptive Rights granted pursuant to this Section
4.6 shall be on the same terms and conditions as the terms and conditions applicable to the purchasers of the newly issued securities. The Preemptive Rights granted to Purchaser shall also apply to the exercise of stock options and warrants previously issued by the Company or covered under the Company's stock option plans, except that the purchase price for the shares shall be at the fair market value of the shares at the time of issuance, and not the exercise price of the stock option or warrant. The Company undertakes to promptly notify Purchaser of any new issuances of equity or convertible debt securities and Purchaser shall have fourteen (14) days from the date of said notice in which to notify the Company of the exercise of Preemptive Rights. Thereafter, Purchaser shall have thirty (30) days in which to purchase the securities covered by the Preemptive Rights.

        4.7. Lock-up Agreement. For a period of twelve (12) months from the Closing Date (the "Lock-up Period") Purchaser agrees that it will not sell, transfer, or otherwise dispose of any of the Company's shares it may own if the transaction will result in Purchaser owning less than twenty percent (20%) of the Company's issued and outstanding shares without the prior written consent of the Company.

        4.8. Right of First Refusal. As additional consideration for the sale of the Common Stock to Purchaser pursuant to this Agreement, Purchaser grants to the Company a right of first refusal to purchase any shares of the Company's common stock owned by the Purchaser for which the Purchaser intends to sale, transfer or otherwise dispose of on the same terms and conditions which the Purchaser intends to sell to any bona fide third party. In this respect, the Purchaser shall provide the Company with fourteen (14) days prior written notice of any proposed sell, transfer, or other disposition of the Common Stock with a description of the price and other terms and conditions applicable to the transaction. If the Company elects to exercise its right of first refusal, then it shall notify the Purchaser of the exercise of its right and shall transfer the consideration and close the transaction within thirty (30) days from the exercise of its right.

        4.9. Registration Rights Agreement. As additional consideration for the purchase of the Common Stock, the Purchaser shall be granted registration rights on the Common Stock as more specifically provided for in the Registration Rights Agreement attached hereto as "Exhibit A".

        4.10. Terminating Event Prior to the Closing Date. If, prior to the Closing Date the Company has materially breached any representation or warranty in this Agreement or is in material breach of any of the covenants provided for in tthis Agreement, or any of the events specified in Sections 4.10.1. through
4.10.6. below shall occur, then notwithstanding anything else to the contrary in this Agreement the Purchaser may terminate this Agreement without any further liability to the Company:

        4.10.1. If the Board of Directors approves of, or the Company incurs, any debt or issues any guarantee which in the aggregate are in excess of $50 million;

        4.10.2. If the Company disposes of all of its intellectual property, or if the Board of Directors approves of such disposal;

        4.10.3. If the Board of Directors approves of, or the Company completes an acquisition of another company or assets of another company in a transaction valued in excess of $100 million;

        4.10.4. If the Board of Directors approves of, or the Company commences a voluntary liquidation proceeding;

        4.10.5. If the Company materially amends its certificate of incor-poration or its bylaws or if the Board of Directors approves such amendment; or

        4.10.6. If the Company repurchases in the aggregate in excess of twenty percent (20%) of its issued and outstanding shares of common stock or the Board of Directors approves such repurchase.

     5    MISCELLANEOUS

         5.1 Entire Agreement. This Agreement, together with the agreements attached hereto as exhibits, constitutes the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein and therein.

         5.2 Survival of Warranties. The warranties, representations, and covenants of the Company and the Purchaser, jointly and severally, contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement.

         5.3 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Purchaser. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Company or the Purchaser, or their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding anything else to the contrary in this Agreement, the Purchaser may transfer the shares of AremisSoft Common Stock acquired by it pursuant to this Agreement and the Stock Purchase Agreement between LK Global (Holdings) NV and the Purchaser of even date herewith (the "LK Holdings Agreement"), to a wholly owned subsidiary of the Purchaser, provided however, that the subsidiary of the Purchaser also agrees to be jointly and severally obligated with the Purchaser to perform all of Purchaser's obligations under this Agreement and the LK Holdings Agreement.

         5.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     5.5 Counterparts and Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement may be executed and transmitted to the parties by electronic means, including, but not limited to, by facsimile machine, and facsimile signatures shall have equal dignity with original signatures.

         5.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         5.7 Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:

               If to Company:       AremisSoft Corporation
                                    Goldsworth House
                                    Denton Way
                                    Woking, Surrey GU21 3LG
                                    United Kingdom
                                    Attn: Dr. Lycourgos K. Kyprianou


               with copies to:      Bartel Eng Linn & Schroder
                                    300 Capitol Mall, Suite 1100
                                    Sacramento, California 95814
                                    Attn: Scott E. Bartel, Esq.



               If to Purchaser:     Info-quest SA
                                    AL. Pantou 25
                                    Athens 17671 Greece
                                    Attn: Theodoros Fessas, CEO




        or to such other addresses as a party may designate by five (5) days' prior written notice to the other party.

         5.8 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

         5.9 Amendments and Waivers. This Agreement may not be amended, modified or supplemented and no waivers of or consents to departures from the provisions hereof may be given unless consented to in writing by the parties.

         5.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

               IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

        COMPANY:                            AremisSoft Corporation


                                            By:______________________
                                               Lycourgos K. Kyprianou
                                               Chief Executive Officer

        PURCHASER:                          Info-quest SA



                                            By:___________________________
                                               Theodoros Fessas
                                               Chairman of the Board and CEO

                                   Exhibit B


                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

                             LK GLOBAL (HOLDINGS) NV
                            A Netherlands corporation

                                       AND

                                  INFO-QUEST SA
                               A Greek corporation

            1,200,000 SHARES OF AREMISSOFT CORPORATION COMMON STOCK,
                                PAR VALUE, $0.001






















                                      September 10, 1999

                                   STOCK PURCHASE AGREEMENT


               THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated September 10, 1999, is made and entered into by and between LK Global (Holdings) N.V., a Netherlands corporation ("LK Holdings"), and Info-quest SA,a corporation organized under the laws of Greece (the "Purchaser").

                                     W I T N E S S E T H

               WHEREAS, LK Holdings intends to transfer and sell one million two hundred thousand (1,200,000) shares of AremisSoft Corporation ("AremisSoft") Common Stock to the Purchaser upon the terms and conditions contained herein; and

               WHEREAS, Purchaser intends to purchase the shares of AremisSoft Common Stock upon the terms and subject to the conditions set forth herein.

               NOW, THEREFORE, for and in consideration of the premises and of the mutual representations, warranties, covenants, and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             CONTEMPLATED TRANSACTIONS AND CLOSING

        1.1. Purchase of Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as provided for in Section 1.6 of this Agreement), the Purchaser shall purchase from LK Holdings, and LK Holdings shall transfer and sell to the Purchaser, one million two hundred thousand (1,200,000) shares of AremisSoft Common Stock (the "Shares"). The purchase of the Shares shall occur at the Closing as specified in Section
1.6 of this Agreement.

        1.2. Consideration. In consideration of the purchase in Sections 1.1 of this Agreement, at the Closing specified in Section 1.6 of this Agreement, the Purchaser shall pay eleven dollars ($11.00) per share in immediately available United States Dollars ("USD"), in an aggregate amount equal to thirteen million two hundred thousand Dollars ($13,200,000 USD) for the Shares (the "Consideration").

        1.3 Transfer of Funds. Within eight (8) business days from the date of execution of this Agreement, the Consideration provided for in Section 1.2 above should be delivered into the escrow established pursuant to Section 1.6 of this Agreement via wire transfer to an account and pursuant to wire transfer instructions to be provided by the Escrow Agent appointed by the parties pursuant to Section 1.6 below.

        1.4. Transfer of the Shares. Within eight (8) business days from the date of execution of this Agreement, LK Holdings shall deliver into the escrow established pursuant to Section 1.6 of this Agreement endorsed stock certificate(s) and a letter from LK Holdings addressed to the AremisSoft Corporation transfer agent instructing the transfer agent to issue a share certificate evidencing one million two hundred thousand (1,200,000) shares of AremisSoft Corporation Common Stock issued in the name of the Purchaser or in a different manner as the Purchaser shall determine and instruct LK Holdings in writing.

        1.5. Conditions to the Closing. The purchase of the Shares shall be completed at a Closing on the Closing Date as provided for in Section 1.6 of this Agreement when all of the following conditions have been satisfied:

               1.5.1. The Consideration provided for in Section 1.2 of this Agreement has been received into the escrow, via wire transfer, as provided for in Section 1.3 of this Agreement.

               1.5.2. The Shares have been delivered into the escrow as provided for in Section 1.4 of this Agreement.

               1.5.3.  The  waiting  period  under  the   Hart-Scott-Rodino  Act
codified at Section 7A of the Clayton Act has expired.

               1.5.4. Any other regulatory approvals required to be obtained prior to the Closing have been obtained by the Parties.

               1.5.5. The simultaneous closing of the Stock Purchase Agreement between Purchaser and AremisSoft of even date herewith.

               1.5.6. The Parties shall have entered into a voting agreement in form and substance substantially as set forth in the Voting Agreement attached hereto as Exhibit "A".

        1.6. The Closing; Closing Date. The Closing Date shall occur three (3) days after all of the conditions set forth in Section 1.5 of this Agreement have been satisfied (the "Closing Date"). The Closing shall occur at the offices of Bartel Eng Linn & Schroder, 300 Capitol Mall, Suite 1100, Sacramento, CA, 95814, or at such other time and place mutually agreed upon by the Parties. The parties agree to execute a separate escrow agreement between the parties and an Escrow Agent mutually acceptable to the Parties setting forth the duties and responsibilities  of the escrow,  a form of which is attached  hereto as Exhibit
"B".

        1.7. Deliveries at the Closing. Upon the terms and conditions set forth in this Agreement, at the Closing and on the Closing Date, the Escrow Agent shall make the following deliveries, provided that all of the conditions set forth in Section 1.5 of this Agreement have been satisfied:

               (a) Deliveries to LK Holdings at the Closing. At the Closing, the Escrow Agent shall deliver to LK Holdings, via wire transfer pursuant to pursuant to instructions provided to the Escrow Agent prior to the Closing, thirteen million two hundred thousand Dollars ($13,200,000 USD) in immediately available funds; and

               (b) Deliveries the Purchaser at the Closing. At the Closing, the Escrow Agent shall deliver to the Purchaser endorsed stock certificate(s) and a letter from LK Holdings addressed to the AremisSoft Corporation transfer agent instructing the transfer agent to issue a share certificate evidencing one million two hundred thousand (1,200,000) shares of AremisSoft

Corporation Common Stock issued in the name of the Purchaser or in a different manner as the Purchaser shall have determined and instructed LK Holdings in writing prior to the Closing and a check or wire transfer representing all interest accrued on the Consideration during the escrow period less the amount of $22,500 representing one half of the Federal Trade Commission filing fee to be reimbursed to the Company.

2.      REPRESENTATIONS AND WARRANTIES OF LK HOLDINGS

         LK Holdings hereby represents and warrants to Purchaser that on the date hereof and on the Closing Date:

        2.1. Organization, Good Standing and Authorization. LK Holdings is a corporation duly organized, validly existing and in good standing under the laws of the Netherlands and has the power and authority to carry on its business as it is now being conducted. All corporate action on the part of LK Holdings, and its officers, directors and shareholders necessary for the sale and transfer of the Shares pursuant to this Agreement and the performance of its obligations hereunder has been taken or will be taken prior to the Closing.

        2.2. Title. LK Holdings is the record owner of the issued and outstanding Shares and has good and marketable title to the Shares, free and clear from any lien or encumbrance and no third party has any rights with respect to the Shares or relating to the voting rights thereof.

3.      REPRESENTATIONS AND WARRANTIES OF PURCHASER.

        The Purchaser hereby represents and warrants to LK Holdings that on the date hereof and on the Closing Date:

        3.1. Organization, Good Standing and Authorization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Greece and has the power and authority to carry on its business as it is now being conducted. All corporate action on the part of the Purchaser, and its officers, directors and shareholders necessary for the purchase of the Shares pursuant to this Agreement and the performance of its obligations hereunder has been taken or will be taken prior to the Closing.

        3.2. Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon such Purchaser's representation to LK Holdings, which by the Purchaser's execution of this Agreement the Purchaser hereby confirms, that the Shares to be purchased by the Purchaser are being acquired for investment purposes for the Purchaser's own account and not with a view to the resale or distribution of any part thereof except in accordance with applicable federal and state securities laws.

        3.3.  Available   Information.   The  Purchaser  has  received  all  the
information, including, but not limited to, the AremisSoft Corporation's Prospectus dated April 22, 1999 and Form 10-Q for the quarter ended June 30, 1999, as well as all other information it considers necessary or appropriate for deciding whether to purchase the Shares. The Purchaser further represents that it has had the opportunity to ask questions and receive answers from AremisSoft Corporation regarding the business, properties, prospects, and financial condition of AremisSoft Corporation and to obtain additional information (to the extent the AremisSoft Corporation possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to the Purchaser or to which the Purchaser has access.

        3.4. Investment Experience. The Purchaser represents that it is experienced in evaluating and investing in securities of companies in the software and information technology industry space and acknowledges that it is able to fend for itself, can bear the economic risk of the investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Shares. The Purchaser further represents that it has not been organized solely for the purpose of acquiring the Shares.

        3.5. Accredited Investor. The Purchaser is an "accredited investor," as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

        3.6 Purchaser not a U.S. Person. The Purchaser is not a "U.S. Person" within the meaning of SEC Rule 902(k) of Regulation S.

        3.7 Purchase made in an "offshore transaction" with "no directed selling efforts within the United States." Purchaser acknowledges that the Purchaser was not physically present in the United States when the Purchaser was offered the Shares and that the offer was not accompanied by any form of advertising in the United States or other "directed selling efforts" within the United States within the meaning of SEC Rule 902(c) of Regulation S.

        3.8 Brokerage Commissions. Purchaser acknowledges that no more than the usual or customary broker's commissions, if any, were paid by the Purchaser in connection with this transaction.

        3.9. Resales under SEC Rule 144. The Purchaser understands that the sale of the Shares in the United States must be made in compliance with SEC Rule 144, 17 C.F.R. 230.144 ("Rule 144"), or pursuant to a separate registration statement under the Securities Act. Although the Shares are not "restricted securities" within the meaning of SEC Rule 144, the Purchaser will be considered an "affiliate" of AremisSoft and, therefore, is required to comply with the requirements of SEC Rule 144 in the resale of the Shares in the United States or to a U.S. Person as that term is defined in SEC Rule 902(k) of Regulation S.

4.      ADDITIONAL COVENANTS BY THE PARTIES

        4.1. Voting Agreement. As additional consideration for the purchase and sale of the Shares, the Parties agree to enter into a voting agreement in substantially the same form and substance as the Voting Agreement attached hereto as "Exhibit A."

        4.2. Lock-up Agreement. For a period of twelve (12) months from the Closing Date (the "Lock-up Period") Purchaser agrees that it will not sell, transfer, or otherwise dispose of any of the Company's shares it may own if the transaction will result in Purchaser owning less than twenty percent (20%) of the Company's issued and outstanding shares without the prior written consent of LK Holdings which shall not be unreasonably withheld. Likewise, during the Lockup Period, LK Holdings agrees that it will not sell, transfer, or otherwise dispose of any of the Company's shares it may own if the transaction will result in LK Holdings owning less than twenty percent (20%) of the Company's issued and outstanding shares without the prior written consent of the Purchaser which shall not be unreasonably withheld. The provisions of this Section 4.2 shall terminate upon the acceleration of the registration rights and early termination of the lock-up agreement between the Purchaser and the Company pursuant to Section 9.2 of the Registration Rights Agreement between the Purchaser and the Company of even date herewith.

        4.3. Right of First Refusal. As additional consideration for the purchase and sale of the Shares to Purchaser pursuant to this Agreement, LK Holdings grants to the Purchaser a right of first refusal to purchase any shares of the Company's common stock LK Holdings intends to sell, transfer or otherwise dispose of on the same terms and conditions which LK Holdings intends to sell to any bona fide third party. In this respect, LK Holdings shall provide the Purchaser with fourteen (14) days prior written notice of any proposed sale, transfer, or other disposition of the Common Stock with a description of the price and other terms and conditions applicable to the transaction. If the Purchaser elects to exercise its right of first refusal, then it shall notify LK Holdings of the exercise of its right and shall transfer the consideration and close the transaction within thirty (30) days from the exercise of its right.

        4.4. Option on Additional Shares. In the event that the Purchaser is not successful in acquiring an additional two hundred thousand (200,000) shares in the public markets or from privately negotiated transactions with other shareholders at an average cost of $13.75 or less within sixty (60) days from the Closing Date under this Agreement, then the Purchaser shall have the right to acquire and LK Holdings agrees to sell to the Purchaser additional shares in an amount equal to the difference between the number of shares the Purchaser was able to acquire in the public markets or in privately negotiated transactions at an average cost of $13.75 per share or less and two hundred thousand (200,000) shares, at a purchase price of $13.75 per share.

        4.5. Terminating Event Prior to the Closing Date. If, prior to the Closing Date the Company has materially breached any representation or warranty in this Agreement or is in material breach of any of the covenants provided for in the Stock Purchase Agreement between the Company and the Purchaser of even date herewith, or any of the events specified in Sections 4.5.1. through 4.5.6. below shall occur, then notwithstanding anything else to the contrary in this Agreement the Purchaser may terminate this Agreement without any further liability to LK Holdings:

        4.5.1. If the Board of Directors approves of, or the Company incurs, any debt or issues any guarantee which in the aggregate are in excess of $50 million;

        4.5.2. If the Company disposes of all of its intellectual property, or if the Board of Directors approves of such disposal;

        4.5.3. If the Board of Directors approves of, or the Company completes an acquisition of another company or assets of another company in a transaction valued in excess of $100 million;

        4.5.4. If the Board of Directors approves of, or the Company commences a voluntary liquidation proceeding;

        4.5.5. If the Company materially amends its certificate of incor-poration or its bylaws or if the Board of Directors approves such amendment; or

        4.5.6. If the Company repurchases in the aggregate in excess of twenty percent (20%) of its issued and outstanding shares of common stock or the Board of Directors approves such repurchase.

 5.     MISCELLANEOUS


 5.1. Entire Agreement. This Agreement, together with the agreements attached hereto as exhibits, constitutes the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein and therein.


 5.2. Survival of Warranties. The warranties, representations, and covenants of LK Holdings and the Purchaser, jointly and severally, contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing Date.


 5.3. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding anything else to the contrary in this Agreement, the Purchaser may transfer the shares of AremisSoft Common Stock acquired by it pursuant to this Agreement and the Stock Purchase Agreement between AremisSoft Corporation and the Purchaser of even date herewith (the "AremisSoft Agreement"), to a wholly owned subsidiary of the Purchaser, provided however, that the subsidiary of the Purchaser also agrees to be jointly and severally obligated with the Purchaser to perform all of Purchaser's obligations under this Agreement and the AremisSoft Agreement.


 5.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.


 5.5. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.


 5.6. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:


 If to LK Holdings :  LK Global (Holdings) NV
                      Goldsworth House
                      Denton Way
                      Woking, Surrey GU21 3LG
                      United Kingdom
                      Attn: Dr. Lycourgos K. Kyprianou


 with copies to:      Bartel Eng Linn & Schroder
                      300 Capitol Mall, Suite 1100
                      Sacramento, CA  95814
                      Attn:  Scott E. Bartel, Esq.


 If to Purchaser:     Info-quest SA
                      AL. Pantou 25
                      Athens 17671 Greece
                      Attn: Theodoros Fessas, CEO


 or to such other addresses as a party may designate by five (5) days prior written notice to the other party.


 5.7. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.


 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

 LK HOLDINGS:                            LK Global (Holdings) N.V.,
                                         a Netherlands corporation



                                         By:____________________________
                                         Lycourgos K. Kyprianou
                                         Managing Director


 PURCHASER:                              Info-Quest SA
                                         A Greece corporation



                                         By:_____________________________
                                         Theodoros Fessas
                                         Chairman of the Board and CEO

                                   Exhibit C


                          VOTING AGREEMENT

     This Irrevocable Voting Agreement (the "Agreement"), dated as of September 10, 1999, is made and entered into by and between LK Global (Holdings) N.V., a Netherlands corporation ("LK Holdings"), and Info-quest SA, a corporation organized under the laws of Greece (the "Info-quest"), collectively referred to herein as the "parties."

     WHEREAS, LK Holdings and Info-quest entered into a Stock Purchase Agreement dated as of September 10, 1999 (the "Stock Purchase Agreement") whereby Info-quest acquired shares of AremisSoft Corporation ("AremisSoft") Common Stock; and

     WHEREAS, LK Holdings and Info-quest deem it advisable to enter into an irrevocable agreement to vote all of their shares of AremisSoft, which they may own during the term of the Agreement, for a slate of directors nominated by each of the parties as provided herein as well as other matters as mutually agreed.

     NOW, THEREFORE, in consideration of these premises and in consideration of the covenants, representations, warranties, and conditions set forth in this Agreement and the Stock Purchase Agreement, the parties hereto mutually agree as follows:

     1. Shares Subject to Voting Agreement. All shares of AremisSoft now owned by LK Holdings and Info-quest or hereafter acquired by the parties, whether preferred or common stock, or any series or class entitled to voting rights as provided by the Certificate of Incorporation of AremisSoft, or resolution of the board of directors as authorized by the Certificate of Incorporation, shall be subject to this Agreement.

          1.1. Subscriptions for Additional Stock. If any stock or other AremisSoft securities are offered for subscription to LK Holdings or Info-quest, and are subscribed to by LK Holdings or Info-quest, then such shares shall also become subject to the terms and conditions hereof. If, however, the shares or securities do not have general voting powers, they shall not be legended and shall not be subject to the terms and conditions hereof. 1.2. Filing with Company. Copies of this Agreement, and of every supplement or amendment, shall be filed with AremisSoft at its executive offices in the United Kingdom.

     2. Voting Obligations. LK Holdings and Info-quest agree to vote all of their AremisSoft shares at any annual or special meeting of stockholders as follows:

          2.1. Election of Directors. At each annual or special meeting of stockholders for the election of directors, LK Holdings and Info-quest, either in person or by its nominees or proxies, agrees to vote, individually or cumulatively, for a slate of directors comprised of directors nominated by Info-quest in accordance with the provisions of
     Section 4.1 of the Stock Purchase Agreement and all remaining directors nominated by the AremisSoft Board of Directors.

          2.2. Other Matters. At each annual or special meeting of stockholders for any matters other than the election of directors, LK Holdings and Info-quest shall vote their AremisSoft shares as mutually agreed prior to voting. If the parties are unable to reach prior mutual agreement, LK Holdings and Info-quest shall not vote any of their shares on such matter. In voting the stock subject hereto, either in person or by its nominees or proxies, LK Holdings and Info-quest shall exercise good faith consistent with the terms hereof and in furtherance of the terms and provisions of the Stock Purchase Agreement. LK Holdings and Info-quest shall not be personally liable for any action taken pursuant to his vote or any act committed or omitted to be done under this Agreement, provided that such commission or omission does not amount to willful misconduct on its part and that it at all times exercises good faith in such matters.

          2.3. Delivery of Proxies or Other Documents. LK Holdings and Info-quest shall execute and deliver such documents, including proxies for the designated slate of directors, as may be required to effect the voting contemplated hereunder prior to the time of any annual or special meeting of stockholders.

     3. Term of Agreement.

          3.1. Initial Term. This Agreement shall continue in effect until September 10, 2004, subject to extension, but shall terminate at any time if the execution and acknowledgment of an agreement terminating this Agreement is executed by the registered holders of all the voting stock certificates outstanding under this Agreement at the time of execution and is duly filed at the Company's executive offices in the United Kingdom.

          3.2. Extension of Term. At any time prior to the time of expiration hereof as theretofore extended, LK Holdings and Info-quest may, by agreement in writing, extend the duration of this Agreement for a successive additional period. Thereupon the duration of this Voting Agreement shall be extended for the period fixed by such extension, provided, however, that no such extension shall extend the term of this Agreement beyond the maximum period then permitted by applicable law.

          3.3. Early Release of Shares. In the event that a party to this Agreement desires to sell or otherwise dispose of some of its shares of AremisSoft Common Stock covered by this Agreement, it may request that such shares be released from the provisions of this Agreement and the other party shall not unreasonably withhold its consent to the transfer of the shares and the release of the shares from the provisions of this Agreement.

          3.4. Termination. This Agreement shall automatically terminate prior to its expiration in the event that either LK Global or Info-quest shall become the record holder of less than ten percent (10%) of the issued and outstanding shares of AremisSoft common stock, the lock-up agreement between LK Global and Info-quest is terminated pursuant to Section 4.2 of the Stock Purchase Agreement, or the Stock Purchase Agreement is terminated pursuant to Section 4.5 thereof.

     4. Remedies. The parties hereto acknowledge that time is of the essence under this agreement for the performance of the acts contemplated hereunder and that this Agreement, and each provision contained herein, is subject to specific performance by any court of competent jurisdiction.

     5. Reorganization of Company. If AremisSoft is merged into or consolidated with another corporation, or all or substantially all of its assets are transferred to another corporation, then in connection with such transfer the term "AremisSoft" for all purposes of this Agreement shall be deemed to include such successor corporation, and each stockholder hereto shall receive and hold under this Agreement any stock of such successor corporation received on account of the ownership of the stock held hereunder prior to such merger, consolidation, and transfer. Voting stock issued and outstanding under this Agreement at the time of such merger, consolidation, or transfer may remain outstanding, or each stockholder subject hereto may, in his discretion, substitute for such voting stock new voting stock in appropriate form and with the appropriate legend, and the terms "stock" and "capital stock" as used herein shall be taken to include any stock which may be received by such stockholder in lieu of all or any part of AremisSoft's capital stock.

     6. Notices.

     All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S.
Mail, certified with postage prepaid, addressed as follows:

               If to LK Holdings:   LK Global (Holdings) NV
                                    Goldsworth House
                                    Denton Way
                                    Woking, Surrey GU21 3LG
                                    United Kingdom
                                    Attn: Dr. Lycourgos K. Kyprianou

               with copies to:      Bartel Eng Linn & Schroder
                                    300 Capitol Mall, Suite 1100
                                    Sacramento, CA 95814
                                    Attn: Scott E. Bartel

               If to Info-quest:    Info-quest SA
                                    AL. Pantou 25
                                    Athens 17671 Greece
                                    Attn: Theodoros Fessas, CEO

               If to AremisSoft:    AremisSoft Corporation
                                    Goldsworth House
                                    Denton Way
                                    Woking, Surrey GU21 3LG
                                    United Kingdom
                                    Attn: Roys Poyiadjis

     7. Entire Agreement. This Agreement constitutes the entire agreement among the parties and no party shall be liable or bound to any other party in any manner except as specifically set forth herein.

     8. Nonwaiver. No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

     9. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

     10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, USA.

     11.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     12. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding anything else to the contrary in this Agreement, the Info-quest may transfer the shares of AremisSoft Common Stock acquired by it pursuant to the Stock Purchase Agreement between AremisSoft and Info-quest of even date herewith and the Stock Purchase Agreement between LK Holdings and Info-quest of even date herewith (collectively the "Purchase Agreements"), to a wholly owned subsidiary of the Info-quest, provided however, that the subsidiary of the Info-quest also agrees to be jointly and severally obligated with the Info-quest to perform all of Info-quest's obligations under this Agreement and the Purchase Agreements.

     13. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.


               LK HOLDINGS:                 LK Global (Holdings) N.V.,
                                            a Netherlands corporation


                                            By:___________________________
                                               Dr. Lycourgos K. Kyprianou,
                                               Managing Director

               INFO-QUEST:                  Info-quest SA,
                                            a Greece corporation


                                            By:__________________________
                                                  Theodoros Fessas